

Mail Stop 3720

May 4, 2010

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

        RE: **G&K SERVICES, INC.**
                  Form 10-K for the fiscal year ended June 27, 2009
                  Filed August 26, 2008 and
                  Forms 10-Q for the quarters ended Sep. 26, 2009 and Dec. 26, 2009
                  Filed Oct. 30, 2009 and Jan. 29, 2010, respectively
                  File No. 000-4063

Dear Mr. Wright:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                      Larry Spirgel
                                      Assistant Director